Exhibit 1

Media Relations Jorge Perez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES NEW CONVERSION RATE

FOR CONVERTIBLE NOTES DUE 2020

MONTERREY, MEXICO. DECEMBER 17, 2019 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that, as a result of the payment of the second, and final, installment of the cash dividend approved at CEMEX’s General Ordinary Shareholders’ Meeting held on March 28, 2019, the conversion rate of both series of CEMEX’s subordinated optional convertible notes due 2020 (the “2020 Convertible Notes”) will be adjusted accordingly. The new conversion rate for the 2020 Convertible Notes will be 93.2334 ADSs per U.S.$1,000 principal amount of 2020 Convertible Notes, equivalent to a conversion price of approximately U.S.$10.7258 per ADS.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. CEMEX assumes no obligation to update or correct the information contained in this press release.